

September 29, 2010

William P. Danielczyk
Executive Chairman
Innolog Holdings Corporation
4000 Legato Road
Suite 830
Fairfax, VA 22033

> **Re: Innolog Holdings Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-140633**

Dear Mr. Danielczyk:

We have reviewed your filing and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K filed August 16, 2010

1. Please amend the filing to present comparative financial statements of Innolog Holdings Corporation as of and for the interim period ended June 30, 2010 pursuant to the first sentence of Rule 8-08 of Regulation S-X to prevent a lapse in financial information reported for Innolog in 2010 as the continuing reporting entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief